Filed Pursuant to Rule 424(b)(2)
Registration No. 333-112552

The information in this preliminary prospectus supplement and accompanying prospectus is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities, and we are not soliciting offers to buy these securities, in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS SUPPLEMENT
(To Prospectus dated February 17, 2004)

$325,000,000

PSI ENERGY, INC.

doing business as

Duke Energy Indiana, Inc.

6.05% Debentures due 2016

We are offering $325,000,000 aggregate principal amount of 6.05% Debentures due 2016. The Debentures will mature on June 15, 2016. We will pay interest on the Debentures on June 15 and December 15 of each year, beginning on December 15, 2006.

The Debentures will be unsecured and will rank equally with all of our other unsecured senior indebtedness from time to time outstanding. We may redeem some or all of the Debentures at any time and from time to time before maturity at the redemption price described in this prospectus supplement. See “Certain Terms of the Debentures—Optional Redemption by the Company” in this prospectus supplement.

Investing in the Debentures involves risks. See “Risk Factors” beginning on page 21 of our Annual Report on Form 10-K for the year ended December 31, 2005 to read about some of the factors you should consider before buying the Debentures.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Per Debenture	Total
Public offering price	99.954%	$324,850,500
Underwriting discounts and commissions (1)	0.650%	$2,112,500
Proceeds to us before expenses	99.304%	$322,738,000

(1)          See “Underwriting” on page S-11.

The public offering price set forth above does not include accrued interest, if any. Interest on the Debentures will accrue from June 9, 2006, and must be paid by the purchasers of the Debentures if the Debentures are delivered after June 9, 2006.

The underwriters are offering the Debentures as set forth in the “Underwriting” section below. Delivery of the Debentures will be made through the book-entry facilities of The Depository Trust Company on or about June 9, 2006.

SOLE BOOKRUNNING MANAGER	JOINT LEAD MANAGER
BARCLAYS CAPITAL	LASALLE CAPITAL MARKETS

CALYON SECURITIES (USA)	DRESDNER KLEINWORT WASSERSTEIN
M.R. BEAL & COMPANY	SUNTRUST ROBINSON HUMPHREY

June 6, 2006

TABLE OF CONTENTS

Prospectus Supplement

About this Prospectus Supplement	S-2
Incorporation of Certain Documents by Reference	S-2
Disclosure About Forward-Looking Statements	S-3
Summary	S-4
Selected Financial Information	S-6
Use of Proceeds	S-7
Certain Terms of the Debentures	S-7
Underwriting	S-11
Legal Matters	S-12
Experts	S-12

Prospectus

About this Prospectus	1
Where You Can Find More Information	1
Incorporation of Certain Documents by Reference	1
The Company	2
Use of Proceeds	2
Ratio of Earnings to Fixed Charges and Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	3
Summary Consolidated Financial Information	3
Description of the Unsecured Debt Securities	4
Description of the First Mortgage Bonds	12
Description of the Preferred Stock	18
Plan of Distribution	20
Legal Matters	22
Experts	22

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first is this prospectus supplement, which describes the specific terms of the securities we are offering and certain other matters relating to us. The second part, the accompanying prospectus, gives more general information about securities we may offer from time to time, some of which may not apply to the securities we are offering pursuant to this prospectus supplement. The accompanying prospectus is part of a registration statement we filed with the Securities and Exchange Commission. You should rely only on the information we have provided or incorporated by reference in this prospectus supplement and the accompanying prospectus. We and the underwriters have not authorized anyone to provide you with additional or different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this prospectus supplement and the accompanying prospectus is accurate only as of the date on the front of the applicable document and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since these dates. If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

To understand the terms of the Debentures offered by this prospectus supplement and the accompanying prospectus, you should carefully read this prospectus supplement and the accompanying prospectus. You should also read the documents referred to below under “Incorporation of Certain Documents by Reference” for information about us and our financial statements.

Unless we have indicated otherwise, or the context otherwise requires, references in this prospectus supplement and the accompanying prospectus to “PSI,” “the Company,” “we,” “us” and “our” or similar terms are to PSI Energy, Inc., which does business under the name Duke Energy Indiana, Inc.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The Securities and Exchange Commission (the “Commission”) allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement and the accompanying prospectus. We incorporate by reference the documents listed below and any future filings made with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (excluding those filings made under Item 2.02 or 7.01 of Form 8-K) until we sell all of the Debentures:

•       Annual Report on Form 10-K for the year ended December 31, 2005; and

•       Quarterly Report on Form 10-Q for the quarter ended March 31, 2006.

You may request a copy of these filings at no cost, by writing or telephoning the Investor Relations Department, 526 South Church Street, Charlotte, North Carolina 28202, telephone number (704) 594-6200.

DISCLOSURE ABOUT FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus contain or incorporate by reference statements that do not directly or exclusively relate to historical facts. These types of statements are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. They represent our intentions, plans, expectations, assumptions and beliefs about future events. Forward-looking statements involve risks and uncertainties that may cause actual results to be materially different from the results predicted. Factors that could cause actual results to differ are often presented with forward-looking statements. In addition, other factors could cause actual results to differ materially from those indicated in any forward-looking statement. These include:

•       Factors affecting operations, such as:

•        unanticipated weather conditions;

•        unscheduled generation outages;

•        unusual maintenance or repairs;

•        unanticipated changes in costs;

•        environmental incidents, including costs of compliance with existing and future environmental requirements; and

•        electric transmission or gas pipeline system constraints.

•       Legislative and regulatory initiatives and legal developments.

•       Additional competition in electric markets and continued industry consolidation.

•       Financial or regulatory accounting principles.

•       Changing market conditions and other factors related to physical energy and financial trading activities.

•       The performance of projects undertaken and the success of efforts to invest in and develop new opportunities.

•       Availability of, or cost of, capital.

•       Employee workforce factors.

•       Delays and other obstacles associated with mergers, acquisitions and investments in joint ventures.

•       Costs and effects of legal and administrative proceedings, settlements, investigations and claims.

These and other factors are discussed in our reports filed with the Commission. We are not required to revise or update forward-looking statements (whether as a result of changes in actual results, changes in assumptions or other factors affecting the statements). Our forward-looking statements reflect our best beliefs as of the time they are made and may not be updated for subsequent developments.

SUMMARY

This prospectus supplement contains the terms of this offering of Debentures. The prospectus supplement may add, update or change information in the accompanying prospectus. To the extent they are inconsistent, the information in this prospectus supplement supersedes the information in the accompanying prospectus.

The following information is furnished solely to provide limited introductory information about the Company and the offering of the Debentures, and does not purport to be comprehensive. The information is qualified in its entirety by reference to detailed information and financial statements appearing elsewhere in this document and in the documents incorporated herein by reference and, therefore, should be read together with those documents.

The Issuer

PSI, an Indiana corporation, is a vertically integrated and regulated electric utility, primarily engaged in the generation, transmission, distribution and sale of electricity in north central, central and southern Indiana. The area it serves has an estimated population of 2.3 million people and includes the cities of Bloomington, Carmel, Columbus, Kokomo, Lafayette, New Albany and Terre Haute. It currently serves a customer base of over 700,000. We currently have approximately 1,600 employees.

The Company is an indirect wholly owned subsidiary of Duke Energy Corporation (“Duke Energy”) and a wholly owned subsidiary of Cinergy Corp., a subsidiary of Duke Energy. Duke Energy is a diversified energy company with a portfolio of natural gas and electric businesses, both regulated and unregulated, and an affiliated real estate company. Since April 3, 2006, the Company has conducted its business under the name “Duke Energy Indiana, Inc.”  It has announced plans to change its legal name to “Duke Energy Indiana, Inc.,” effective October 1, 2006.

Effective April 3, 2006, Cinergy Corp. was merged into a wholly owned subsidiary of Duke Energy. In connection with the merger, we agreed with the Indiana Utility Regulatory Commission to provide a rate credit of $40 million to our customers over a one year period and $5 million for low-income energy assistance and clean coal technology. In April 2006, Citizens Action Coalition of Indiana, Inc. filed a verified petition for rehearing and reconsideration claiming that we should be ordered to provide an additional $5 million in rate credits. On May 31, 2006, the Indiana Utility Regulatory Commission issued an order denying that petition. The Indiana Utility Regulatory Commission’s order is subject to appeal for a period of 30 days.

Our principal executive offices are located at 1000 East Main Street, Plainfield, Indiana 46168. Our telephone number is (513) 421-9500.

The Offering

Issuer	PSI Energy, Inc., doing business as Duke Energy Indiana, Inc.
Securities Offered	$325,000,000 aggregate principal amount of 6.05% Debentures due 2016
Maturity Date	The Debentures will mature on June 15, 2016.
Interest Rate	6.05% per annum
Interest Payment Dates	Each June 15 and December 15, commencing December 15, 2006
Record Dates	One business day before the relevant interest payment date
Optional Redemption

We will have the right to redeem the Debentures, in whole or from time to time in part, at our option on not less than 30 nor more than 60 days’ notice, at a redemption price equal to the sum of (i) the principal amount of the Debentures being redeemed plus accrued and unpaid interest thereon to the redemption date, and (ii) a make-whole amount, if any, as more fully described in “Certain Terms of the Debentures—Optional Redemption by the Company” on page S-8 of this prospectus supplement.

Ranking	The Debentures will be senior unsecured indebtedness of the Company and will rank equally with all of our other senior unsecured indebtedness.
Listing	We do not plan to list the Debentures on any securities exchange or to include them in any automated quotation system.
Further Issues

We may from time to time, without notice to or the consent of the registered holders of the Debentures, create and issue additional debt securities having the same terms as, and ranking equally and ratably with, the Debentures in all respects. In addition, we may from time to time, without notice to or the consent of the registered holders of the Debentures, create and issue secured debt securities pursuant to a first mortgage trust indenture which would have priority over unsecured debt with respect to the assets secured by the first mortgage trust indenture.

Use of Proceeds

We estimate that we will receive net proceeds from this offering, after deducting expenses and underwriting discounts and commissions and after expense reimbursement, of approximately $323.2 million, which we intend to use to repay our outstanding Series EEE 6.65% First Mortgage Bonds due June 15, 2006.

Trustee	The Bank of New York Trust Company, N.A.

SELECTED FINANCIAL INFORMATION

The following tables show selected consolidated financial information of the Company. This information is derived from our historical results. See “Incorporation of Certain Documents by Reference” on page S-2 of this prospectus supplement.

Selected Consolidated Income Information

	Three Months Ended		12 Months Ended December 31,
	March 31, 2006	March 31, 2005	2005	2004	2003
	(Thousands, except ratios)
Operating Revenues	$485,711	$425,408	$1,974,963	$1,753,699	$1,603,019
Operating Income	$57,908	$90,294	$412,692	$359,348	$313,997
Cumulative Effect of a Change in Accounting Principle, net of tax (1)	$—	$—	$—	$—	$(494)
Net Income	$18,747	$42,345	$197,795	$165,002	$133,381
Preferred Dividend Requirement	$113	$647	$1,797	$2,587	$2,587
Net Income Applicable To Common Stock	$18,634	$41,698	$195,998	$162,415	$130,794
Ratio of Earnings to Fixed Charges	1.70	3.12	3.43	3.19	2.84

(1)          In October 2002, the Emerging Issues Task Force (EITF) reached consensus in EITF 02-3 to (a) rescind EITF 98-10, (b) generally preclude the recognition of gains at the inception of new derivatives, and (c) require all realized and unrealized gains and losses on energy trading derivatives to be presented net in the Statements of Income.

Consolidated Capitalization

	Outstanding as of March 31, 2006		Outstanding as of December 31, 2005
	Amount	% of Capitalization	Amount	% of Capitalization
	(thousands)		(thousands)
Total debt (1)	$2,600,633	57%	$2,655,074	57%
Cumulative preferred stock not subject to mandatory redemption (2)	11,258	0%	11,258	0%
Common stock equity	1,963,601	43%	1,961,963	43%
Total Capitalization	$4,575,492	100%	$4,628,295	100%

(1)          Total debt includes capital leases of $25.3 million and $26 million at March 31, 2006 and December 31, 2005, respectively.

(2)   In May 2006, we redeemed all of our outstanding preferred stock.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering, after deducting expenses and underwriting discounts and commissions and after expense reimbursement, of approximately $323.2 million, which we intend to use to repay our outstanding Series EEE 6.65% First Mortgage Bonds due June 15, 2006.

CERTAIN TERMS OF THE DEBENTURES

The following description of the particular terms of the Debentures supplements the description of the general terms and provisions of the Debentures set forth in the accompanying prospectus under the caption “Description of the Unsecured Debt Securities.” The following is only a summary of certain provisions of the Debenture Indenture and, therefore, is not complete. You should read the Debenture Indenture in its entirety for provisions that may be important to you.

General

We are issuing $325,000,000 of Debentures which will mature on June 15, 2016. The Debentures will be issued under the Indenture, dated as of November 15, 1996, between the Company and The Bank of New York Trust Company, N.A. (successor Trustee to Fifth Third Bank), as Trustee, as supplemented by a Tenth Supplemental Indenture, to be dated as of June 9, 2006. We refer to these documents as the Debenture Indenture. The Debentures will be designated as specified on the cover of this prospectus supplement.

The Debentures will be issued only in fully registered form in denominations of $1,000 and integral multiples of $1,000.

Interest

We will pay interest at an annual rate of 6.05% on the Debentures on June 15 and December 15 of each year commencing December 15, 2006. Interest will accrue from June 9, 2006.

The amount of interest payable for any period will be computed based on a 360-day year of twelve 30-day months. Interest will be paid to holders of record on the business day immediately preceding the interest payment date.

If any interest payment date is not a business day, then interest payable on that date will be paid on the next business day. No additional interest or other payment will be paid due to the delay.

Ranking

The Debentures will be unsecured and will rank equally with all of our unsecured and unsubordinated debt and other obligations from time to time outstanding.

Further Issues

We may from time to time, without notice to or the consent of the registered holders of the Debentures, create and issue additional debt securities having the same terms as, and ranking equally and ratably with, the Debentures in all respects (or in all respects except for the payment of interest accruing prior to the issue date of such additional debt securities or except for the first payment of interest following the issue date of such additional debt securities). Any additional debt securities having such similar terms, together with the Debentures, will constitute a single series of debt securities under the Debenture Indenture. In addition, we may from time to time, without notice to or the consent of the registered holders of the Debentures, create and issue secured debt securities pursuant to a first mortgage trust indenture which would have priority over unsecured debt with respect to the assets secured by the first mortgage trust indenture.

Optional Redemption by the Company

Subject to the terms of the Debenture Indenture, we will have the right to redeem the Debentures, in whole or from time to time in part, until maturity (such redemption, a “Make-Whole Redemption,” and the date thereof, the “Redemption Date”), at a redemption price equal to the sum of (i) the principal amount of the Debentures being redeemed plus accrued and unpaid interest thereon to the Redemption Date, and (ii) the Make-Whole Amount (as defined below), if any, with respect to the Debentures being redeemed.

“Make-Whole Amount” means the excess, if any, of (i) the sum, as determined by a Quotation Agent, of the present value of the principal amount of the Debentures to be redeemed, together with scheduled payments of interest thereon from the Redemption Date to June 15, 2016 (not including any portion of such payments of interest accrued as of the Redemption Date), in each case discounted to the Redemption Date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate over (ii) 100% of the principal amount on the Redemption Date of the Debentures to be redeemed.

“Adjusted Treasury Rate” means, with respect to any Redemption Date for a Make-Whole Redemption, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such Redemption Date, calculated on the third business day preceding the Redemption Date, plus in each case 0.20% (20 basis points).

“Comparable Treasury Issue” means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term from the Redemption Date to the stated maturity of the Debentures that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Debentures.

“Quotation Agent” means the Reference Treasury Dealer selected by the Trustee after consultation with the Company.

 “Reference Treasury Dealer” means a primary U.S. Government securities dealer.

“Comparable Treasury Price” means, with respect to any Redemption Date for a Make-Whole Redemption, (i) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such Redemption Date, as set forth in the daily statistical release designated “H.15” (or any successor release) published by the Board of Governors of the Federal Reserve System or (ii) if such release (or any successor release) is not published or does not contain such prices on such business day, (A) the average of the Reference Treasury Dealer Quotations for such Redemption Date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (B) if the Trustee obtains fewer than three such Reference Treasury Dealer Quotations, the average of such Quotations.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any Redemption Date for a Make-Whole Redemption, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding such Redemption Date.

Notice of any redemption will be mailed by us at least 30 days but not more than 60 days before any Redemption Date to each holder of Debentures to be redeemed. If less than all the Debentures are to be redeemed at our option, the Trustee shall select, in such manner as it shall deem fair and appropriate, the Debentures to be redeemed.

Unless we default in payment of the redemption price, on and after any Redemption Date, interest will cease to accrue on the Debentures or portions thereof called for redemption.

The Debentures will not be redeemable at the option of any holder prior to maturity and will not be subject to any sinking fund.

Global Securities

We will issue the Debentures in book-entry only form, which means that they will be represented by one permanent global certificate registered in the name of The Depository Trust Company, New York, New York (“DTC”), or its nominee.

DTC will keep a computerized record of its participants (for example, your broker) whose clients purchased the Debentures. The participant will then keep a record of its clients who purchased the Debentures. The global certificate representing the Debentures may not be transferred, except that DTC, its nominees and their successors may transfer the entire global certificate to one another.

By using book-entry only form, we will not issue certificates to individual holders of the Debentures or register the ownership interests in the Debentures of individual holders. Beneficial interests in the global certificate will be shown on, and transfers of interests in the global certificate will be made only through, records maintained by DTC and its participants.

DTC has advised us that it is a limited-purpose trust company created to hold securities for its participating organizations (“Direct Participants”) and to facilitate the clearance and settlement of transactions in those securities between Direct Participants through electronic book-entry changes in accounts of Direct Participants. Direct Participants include securities brokers and dealers (including the underwriters), banks, trust companies, clearing corporations and certain other organizations, including Euroclear and Clearstream. Access to DTC’s system is also available to other entities that clear through or maintain a direct or indirect, custodial relationship with a Direct Participant (“Indirect Participants” and, together with Direct Participants, “Participants”). DTC may hold securities beneficially owned by other persons only through its Participants and such other persons’ ownership interests and transfer of ownership interests will be recorded only on the records of Participants, and not on the records maintained by DTC.

We will wire principal and interest payments to DTC’s nominee. We and the Trustee will treat DTC’s nominee as the owner of the global certificate for all purposes. Accordingly, we will have no direct responsibility or liability to pay amounts due on the Debentures to owners of beneficial interests in the global certificate.

It is DTC’s current practice, upon receipt of any payment of principal and interest, to credit Direct Participants’ accounts on the payment date according to their respective holdings of beneficial interests in the global certificate as shown on DTC’s records. In addition, it is DTC’s current practice to assign any consenting or voting rights to Direct Participants whose accounts are credited with Debentures on a record date by using an omnibus proxy. Payments by Participants to owners of beneficial interests in the global certificate, and voting by Participants, will be governed by the customary practices between the Participants and owners of beneficial interests, as is the case with securities held for the account of customers registered in “street name.” However, these payments will be the responsibility of the Participants and not of DTC, the Trustee or the Company.

A global certificate may not be exchanged for Debentures in definitive registered form, and no transfer of a global certificate may be registered in the name of any person other than the depositary (or its nominee), unless:

•                    the depositary has notified the Company that it is unwilling or unable to continue as depositary for the global certificate or has ceased to be a clearing agency registered under the Exchange Act, and a successor depositary is not appointed within 90 days;

•                    an event of default has occurred and is continuing with respect to the Debentures; or

•                    we in our sole discretion determine not to have any of the Debentures represented by a global certificate. DTC has advised us that, under its current practices, it would notify its Direct Participants of our request, but will only withdraw beneficial interests from the global certificate at the request of each Direct Participant.

The foregoing paragraph will apply to the Debentures in lieu of the section “Description of the Unsecured Debt Securities—Withdrawal of Depositary” and the second paragraph under the section “Description of the Unsecured Debt Securities—Global Securities” in the accompanying prospectus.

A further description of DTC’s procedures with respect to the Debentures is set forth under “Description of the Unsecured Debt Securities—Global Securities” in the accompanying prospectus.

Defeasance

The Debentures will be subject to defeasance and covenant defeasance as provided under the caption “Description of the Unsecured Debt Securities—Defeasance and Covenant Defeasance” in the accompanying prospectus.

UNDERWRITING

We and the underwriters for the offering have entered into an underwriting agreement with respect to the Debentures dated June 6, 2006. Subject to certain conditions, the underwriters have severally agreed to purchase the respective principal amount of the Debentures set forth opposite their respective names below:

Barclays Capital Inc.	$146,250,000
LaSalle Financial Services, Inc	113,750,000
Calyon Securities (USA) Inc.	16,250,000
Dresdner Kleinwort Wasserstein Securities, LLC.	16,250,000
M. R. Beal & Company	16,250,000
SunTrust Capital Markets, Inc.	16,250,000
Total	$325,000,000

The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the Debentures is subject, among other things, to the approval of certain legal matters by their counsel and certain other conditions. The underwriters are committed to take and pay for all of the Debentures being offered, if any are taken.

Debentures sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus supplement. Any Debentures sold by the underwriters to securities dealers may be sold at a concession from the public offering price of up to 0.25% of the principal amount of the Debentures. Any underwriter may allow, and any such dealers may reallow, a concession to certain other dealers not to exceed 0.20% of the principal amount of the Debentures. If all the Debentures are not sold at the public offering price, the underwriters may change the offering price and the other selling terms.

The Debentures are a new issue of securities with no established trading market. We have been advised by the underwriters that the underwriters intend to make a market in the Debentures but they are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Debentures.

In connection with the offering, the underwriters may purchase and sell Debentures in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater principal amount of Debentures than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the Debentures while the offering is in progress.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the representatives of the underwriters a portion of the underwriting discount received by it because the representatives have repurchased Debentures sold by or for the account of such underwriter in stabilizing or short covering transactions.

These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the Debentures. As a result, the price of the Debentures may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.

We estimate that our total expenses in connection with the offering, excluding underwriting discounts and commissions, will be approximately $150,000. The underwriters have agreed to reimburse us up to $650,000 with respect to the offering of the Debentures.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

The underwriters and their affiliates have, from time to time, acted as lenders and performed, and may in the future act as lenders and perform various financial advisory, investment banking and general financing, trustee and banking services for us and our affiliates, for which they received or will receive customary fees and expenses.

LEGAL MATTERS

The validity of the Debentures will be passed upon for us by J. William DuMond, Esq., Senior Counsel for the Company, and by Thompson Hine LLP, Cincinnati, Ohio. Sidley Austin LLP, New York, New York, will pass upon certain matters for the underwriters. Sidley Austin LLP has acted as counsel in some matters for some of our affiliates.

EXPERTS

The consolidated financial statements and the related financial statement schedule incorporated in this prospectus supplement by reference from PSI Energy, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2005 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is herein incorporated by reference (which report expresses an unqualified opinion on the consolidated financial statements and financial statement schedule and contains an explanatory paragraph referring to the adoption in 2005 of Financial Accounting Standards Board Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations” and the adoption in 2003 of Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations”), and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

PROSPECTUS

PSI Energy, Inc.

By this prospectus, we offer up to

$800,000,000

of
Unsecured Debt Securities,
First Mortgage Bonds
and Preferred Stock

We will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and the supplements carefully before you decide to invest.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is February 17, 2004

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (“SEC”) using a “shelf” registration process. Under this shelf process, we may, from time to time, sell the securities described in this prospectus or combinations thereof in one or more offerings with a maximum aggregate offering price of up to $800,000,000. This prospectus provides a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under “Where You Can Find More Information.”

In this prospectus, unless the context indicates otherwise, the terms “PSI,” “the Company,” “we,” “our,” “ours” and “us” refer to PSI Energy, Inc.

We may use this prospectus to offer from time to time:

•  our unsecured and unsubordinated debt securities, which in this prospectus we refer to as the senior unsecured debt securities;

•  our unsecured subordinated debt securities, which in this prospectus we refer to as the junior subordinated unsecured debt securities. In this prospectus, we refer to the senior unsecured debt securities together with the junior subordinated unsecured debt securities as the unsecured debt securities;

•  our first mortgage bonds; and

•  shares of our cumulative preferred stock, $100 par value or our cumulative preferred stock, $25 par value, which in this prospectus we refer to collectively as the preferred stock.

We sometimes refer to our unsecured debt securities, first mortgage bonds and preferred stock as the securities. For more detailed information about the securities, you can also read the exhibits to the registration statement. Those exhibits have been either filed with the registration statement or incorporated by reference to earlier SEC filings listed in the registration statement.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, and other information with the SEC. You may read and copy any document that we file at the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. You may also read our filings over the Internet at the SEC’s home page at http://www.sec.gov.

This prospectus is part of a registration statement on Form S-3 filed with the SEC under the Securities Act of 1933. It does not contain all of the information that is important to you. You should read the registration statement for further information with respect to PSI and the securities. Statements contained in this prospectus concerning the provisions of any document filed as an exhibit to the registration statement or otherwise filed with the SEC highlight selected information, and in each instance reference is made to the copy of the document filed.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to the documents containing that information. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and, to the extent inconsistent, supersede the information in this prospectus. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we have sold all the offered securities to which this prospectus relates or the offering is otherwise terminated:

(a)          Annual Report on Form 10-K for the year ended December 31, 2002; and

(b)   Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 2003; and

(c)   Current Report on Form 8-K dated June 10, 2003.

The financial information in the Annual Report on Form 10-K for the year ended December 31, 2002 has been superseded by the information contained in the Current Report on Form 8-K filed on June 10, 2003 referred to above.

You may request a copy of any of the documents incorporated by reference at no cost, by writing or telephoning the office of Wendy L. Aumiller, Treasurer, PSI Energy, Inc., 139 East Fourth Street, Cincinnati, Ohio 45202, telephone number (513) 287-2368.

You should rely only on the information incorporated by reference or provided in this prospectus and any prospectus supplements. We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy the securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

THE COMPANY

PSI Energy, Inc. is an Indiana corporation and is a wholly-owned subsidiary of Cinergy Corp., a registered holding company under the Public Utility Holding Company Act of 1935. PSI is a vertically integrated and regulated electric utility that provides service in north central, central, and southern Indiana. The area we serve has an estimated population of 2.2 million people and includes the cities of Bloomington, Carmel, Columbus, Kokomo, Lafayette, New Albany and Terre Haute.

Our principal executive offices are located at 1000 East Main Street, Plainfield, Indiana 46168. Our telephone number is (513) 421-9500.

USE OF PROCEEDS

Unless otherwise set forth in a prospectus supplement, the net proceeds from the sale of the securities will be used for general corporate purposes, including the repayment of outstanding indebtedness and for the funding of capital expenditures related to construction projects.

RATIO OF EARNINGS TO FIXED CHARGES AND
PREFERRED STOCK DIVIDENDS

Listed below is the ratio of earnings to fixed charges and ratio of earnings to fixed charges and preferred stock dividends for the nine months ended September 30, 2003 and for each year in the five-year period ended December 31, 2002.

	Nine Months Ended	Year Ended December 31,
	September 30, 2003	2002	2001	2000	1999	1998
Ratio of Earnings to Fixed Charges	2.68	4.02	3.34	3.08	2.91	1.78
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	2.56	3.88	3.22	2.92	2.71	1.64

For the purpose of computing the ratio of earnings to fixed charges, earnings consist of pretax income from continuing operations plus fixed charges. Fixed charges consist of:

•       interest expense;

•       amortized premiums, discounts and capitalized expenses related to indebtedness; and

•       an estimate of the interest within rental expense.

SUMMARY CONSOLIDATED FINANCIAL INFORMATION

The following tables show summary financial information of PSI and its consolidated subsidiary. This information is derived from our historical results. For additional information, see the Company’s Current Report on Form 8-K dated June 10, 2003 and Quarterly Report on Form 10-Q for the quarter ended September 30, 2003, which are incorporated by reference into this prospectus. All dollar amounts are in thousands.

Consolidated Income Information

	Nine Months Ended	Year Ended December 31,
	September 30, 2003	2002	2001	2000
Operating Revenues	$1,210,157	$1,610,578	$1,573,691	$1,511,502
Operating Income	$217,128	$381,518	$329,833	$297,472
Cumulative Effect of a Change in Accounting Principle, net of tax(1)	$(494)	$—	$—	$—
Net Income	$94,398	$214,249	$162,333	$135,398
Preferred Dividend Requirement	$1,940	$2,587	$2,587	$3,738
Net Income Applicable To Common Stock	$92,458	$211,662	$159,746	$131,660

(1)          In October 2002, the Emerging Issues Task Force (EITF) reached consensus in EITF 02-3 to (a) rescind EITF 98-10, (b) generally preclude the recognition of gains at the inception of new derivatives, and (c) require all realized and unrealized gains and losses on energy trading derivatives to be presented net in the Statements of Income.

Consolidated Capitalization

	Outstanding September 30, 2003		Outstanding December 31, 2002
	Amount	% of Capitalization	Amount	% of Capitalization
Total Debt(1)	$1,903,136	53.3%	$1,563,037	52.0%
Cumulative Preferred Stock
Not Subject to Mandatory Redemption	42,333	1.2%	42,343	1.4%
Common Stock Equity	1,622,678	45.5%	1,401,297	46.6%
Total Capitalization	$3,568,147	100.0%	$3,006,677	100.0%

(1)          Total Debt includes capital leases of $16,794 and $17,998 at September 30, 2003 and December 31, 2002, respectively.

DESCRIPTION OF THE UNSECURED DEBT SECURITIES

We may issue from time to time one or more series of senior unsecured debt securities or junior subordinated unsecured debt securities under a Debenture Indenture, dated November 15, 1996, between us and The Bank of New York (successor to Fifth Third Bank), as debenture trustee. When we offer to sell any unsecured debt securities, we will provide information about these unsecured debt securities in a prospectus supplement.

We have summarized certain terms and provisions of the Debenture Indenture. The summary is not complete. The Debenture Indenture is an exhibit to the registration statement of which this prospectus forms a part. You should read the Debenture Indenture for the provisions that may be important to you. Terms used in this summary have the meanings specified in the Debenture Indenture. The Debenture Indenture is subject to and governed by the Trust Indenture Act of 1939, as amended.

General

The Debenture Indenture allows us to issue unsecured debt securities in an unlimited amount from time to time. The relevant prospectus supplement will describe the terms of any unsecured debt securities being offered, including:

•       the title of the unsecured debt securities;

•       any limit on the aggregate principal amount of the unsecured debt securities;

•       the date or dates on which the principal of any of the unsecured debt securities will be payable;

•       the rate or rates at which any of the unsecured debt securities will bear interest, if any;

•       the date from which interest, if any, on the unsecured debt securities will accrue, the dates on which interest, if any, will be payable, the date on which payment of interest, if any, will commence, and the record dates for any interest payments;

•       the right, if any, to extend interest payment periods and the duration of any extension;

•       any redemption, repayment or sinking fund provisions;

•       the place or places where the principal of and any premium and interest on any of the unsecured debt securities will be payable;

•       the denominations in which the unsecured debt securities will be issuable;

•       the index, if any, with reference to which the amount of principal of or any premium or interest on the unsecured debt securities will be determined;

•       any addition to or change in the events of default applicable to any of the unsecured debt securities and any change in the right of the debenture trustee or the holders to declare the principal amount of any of the unsecured debt securities due and payable;

•       any addition to or change in the covenants in the Debenture Indenture;

•       whether such unsecured debt securities are convertible into other securities and the terms thereof;

•       the applicability of or any change in the subordination provisions of the Debenture Indenture for a series of unsecured debt securities; and

•       any other terms of the unsecured debt securities not inconsistent with the provisions of the Debenture Indenture.

Subordination of Certain Unsecured Debt Securities

The Debenture Indenture provides that one or more series of unsecured debt securities may be subordinate and subject in right of payment to the prior payment in full of all senior debt of the Company.

No payment of principal of (including redemption and sinking fund payments), premium, if any, or interest on, the junior subordinated unsecured debt securities may be made if any senior debt is not paid when due, if any default has not been cured or waived, or if the maturity of any senior debt has been accelerated because of a default. Upon any distribution of assets of the Company to creditors upon any dissolution, winding-up, liquidation or reorganization, whether voluntary or involuntary or in bankruptcy, insolvency, receivership or other proceedings, all principal of, and premium, if any, and interest due or to become due on, all senior debt must be paid in full before the holders of the junior subordinated unsecured debt securities are entitled to receive or retain any payment. The rights of the holders of the junior subordinated unsecured debt securities will be subordinated to the rights of the holders of senior debt to receive payments or distributions applicable to senior debt.

In this prospectus, we use the term “senior debt” to mean the principal of, premium, if any, interest on and any other payment due pursuant to any of the following, whether currently outstanding or later incurred, created or assumed:

(a)          all indebtedness of the Company evidenced by notes, debentures, bonds, or other securities sold by the Company for money, excluding junior subordinated unsecured debt securities, but including all first mortgage bonds of the Company outstanding from time to time;

(b)         all indebtedness of others of the kinds described in the preceding clause (a) assumed by or guaranteed in any manner by the Company; and

(c)          all renewals, extensions, or refundings of indebtedness of the kinds described in either of the preceding clauses (a) and (b);

unless the instrument creating, evidencing, or assuming or guaranteeing any particular indebtedness, renewal, extension or refunding expressly provides that the indebtedness, renewal, extension or refunding is not superior in right of payment to or is pari passu with the junior subordinated unsecured debt securities.

The Debenture Indenture does not limit the aggregate amount of senior debt that the Company may issue.

Exchange, Register and Transfer

The unsecured debt securities of each series will be issuable only in fully registered form without coupons.

The unsecured debt securities may be presented for exchange or registration of transfer in the manner, at the places and subject to the restrictions set forth in the unsecured debt securities and the relevant prospectus supplement. Subject to the limitations noted in the Debenture Indenture, you will not have to pay for these services, except for any taxes or other governmental charges associated with these services.

Global Securities

We may issue registered unsecured debt securities of a series in the form of one or more fully registered global unsecured debt securities (each a “global security”) that we will register in the name of, and deposit with, a depositary (or a nominee of a depositary) identified in the prospectus supplement relating to the series. Each global security will set forth the aggregate principal amount of the series of unsecured debt securities that it represents. The depositary (or its nominee) will not transfer any global security unless and until it is exchanged in whole or in part for unsecured debt securities in definitive registered form, except that:

•       the depositary may transfer the whole global security to a nominee;

•       the depositary’s nominee may transfer the whole global security to the depositary;

•       the depositary’s nominee may transfer the whole global security to another nominee of the depositary; and

•       the depositary (or its nominee) may transfer the whole global security to its (or its nominee’s) successor.

A global security may not be exchanged for unsecured debt securities in definitive registered form, and no transfer of a global security may be registered in the name of any person other than the depositary (or its nominee), unless:

•       the depositary has notified the Company that it is unwilling or unable to continue as depositary for the global security or has ceased to be qualified to act as depositary as required by the Debenture Indenture;

•       an event of default has occurred and is continuing with respect to the global security; or

•       circumstances exist, if any, in addition to or in lieu of those described above, as may be described in the applicable prospectus supplement.

Any unsecured debt securities issued in definitive form in exchange for a global security will be registered in such name or names as the depositary gives to the debenture trustee. We expect that these instructions will be based upon directions received by the depositary from participants with respect to ownership of beneficial interests in the global security.

Depositary Arrangements

We will describe the specific terms of the depositary arrangements with respect to any portion of a series of unsecured debt securities to be represented by a global security in the prospectus supplement relating to the series. We anticipate that the following provisions will apply to all depositary arrangements.

Generally, ownership of beneficial interests in a global security will be limited to persons that have accounts with the depositary for the global security (“participants”) or persons that may hold interests through participants. Upon the issuance of a global security, the depositary will credit, on its book-entry registration and transfer system, the participants’ accounts with their respective principal amounts of the unsecured debt securities represented by the global security.

Any dealers, underwriters or agents participating in the distribution of the unsecured debt securities will designate the accounts to credit. For participants, the depositary will maintain the only record of their ownership of a beneficial interest in the global security and they will only be able to transfer those interests through the depositary’s records. For people who hold through a participant, the relevant participant will maintain the records of beneficial ownership and transfer. The laws of some states may require that certain purchasers of such securities take physical delivery of securities in definitive form. These laws may impair their ability to own, transfer or pledge beneficial interests in global securities.

So long as the depositary (or its nominee) is the record owner of a global security, it (or its nominee) will be considered the sole owner or holder of the unsecured debt securities represented by the global security for all purposes under the Debenture Indenture. Except as set forth below, owners of beneficial interests in a global security will not be entitled to have the unsecured debt securities represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of the unsecured debt securities in definitive form and will not be considered the owners or holders under the Debenture Indenture. Accordingly, each person owning a beneficial interest in a global security must rely on the procedures of the depositary and, if the person is not a participant, on the procedures of the participant through which the person owns its interest, to exercise any rights of a holder under the Debenture Indenture. We understand that under existing industry practices, if we request any action of holders or if any owner of a beneficial interest in a global security desires to give or take any action allowed under the Debenture Indenture, the depositary would authorize the participants holding the relevant beneficial interests to give or take that action, and those participants would authorize beneficial owners owning through such participants to give or take the action or would otherwise act upon the instruction of beneficial owners holding through them.

Interest and Premium

Payments of principal, premium, if any, and any interest on unsecured debt securities represented by a global security registered in the name of a depositary (or its nominee) will be made to the depositary (or its nominee) as the registered owner of the global security. We and our agents will have no responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in any global security or for maintaining, supervising or reviewing any records relating to those beneficial ownership interests, and neither will the debenture trustee and its agents.

We expect that the depositary for any unsecured debt securities represented by a global security, upon receipt of any payment of principal, premium, if any, or any interest in respect of the global security, will immediately credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the depositary’s records. We also expect that payments by participants to owners of beneficial interests in the global security held through participants will be governed by standing customer instructions and customary practices, as is now the case with securities registered in “street name,” and will be the responsibility of each participant.

Withdrawal of Depositary

If the depositary for any unsecured debt securities represented by a global security notifies us that it is unwilling or unable to continue as depositary or ceases to be eligible under applicable law, and a successor depositary is not appointed within 90 days, unsecured debt securities in definitive form will be issued in exchange for the relevant global security. In addition, we may at any time and in our sole discretion determine not to have any of the unsecured debt securities of a series represented by one or more global securities and, in such event, unsecured debt securities of the series in definitive form will be issued in exchange for all of the global security or global securities representing the unsecured debt securities. Any unsecured debt securities issued in definitive form in exchange for a global security will be registered in the name or names that the depositary gives to the debenture trustee. We expect that the instructions will be based upon directions received by the depositary from participants with respect to ownership of beneficial interests in the global security.

Payment and Paying Agents

Unless the applicable prospectus supplement indicates otherwise, payment of interest on an unsecured debt security on any interest payment date will be made to the person in whose name the debt security is registered at the close of business on the regular record date for the interest payment.

Unless the applicable prospectus supplement indicates otherwise, principal of and any premium and interest on the unsecured debt securities will be payable at the office of the paying agent designated by us. However, we may elect to pay interest by check mailed to the address of the person entitled to the payment at the address appearing in the security register. Unless otherwise indicated in the applicable prospectus supplement, the corporate trust office of the debenture trustee in the City of Cincinnati will be designated as our sole paying agent for payments with respect to unsecured debt securities of each series. Any other paying agents initially designated by us for the unsecured debt securities of a particular series will be named in the applicable prospectus supplement. We may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts, except that we will be required to maintain a paying agent in each place of payment for the unsecured debt securities of a particular series.

All moneys paid by us to a paying agent for the payment of the principal of or any premium or interest on any unsecured debt security which remain unclaimed at the end of 18 months after the principal, premium or interest has become due and payable will be repaid to us, and the holder of the debt security thereafter may look only to us for payment.

Consolidation, Merger, and Sale of Assets

The Debenture Indenture does not contain any provision that restricts our ability to merge or consolidate with or into any other entity, sell or convey all or substantially all of our assets to any person or entity or otherwise engage in restructuring transactions, provided that the successor entity assumes due and punctual payment of the principal, premium, if any, and interest on the unsecured debt securities.

Events of Default

Each of the following is defined as an event of default under the Debenture Indenture with respect to unsecured debt securities of any series:

•       failure to pay principal of or any premium on any debt security of that series when due;

•       failure to pay any interest on any debt security of that series when due, continued for 30 days;

•       failure to deposit any sinking fund payment, when due, in respect of any debt security of that series;

•       failure to perform any other of our covenants in the Debenture Indenture (other than a covenant included in the Debenture Indenture solely for the benefit of a series other than that series), continuing for 90 days after written notice has been given by the debenture trustee, or the holders of at least 35% in aggregate principal amount of the outstanding debt securities of that series, as provided in the Debenture Indenture;

•       certain events of bankruptcy, insolvency or reorganization; and

•       any other event of default provided in a supplemental indenture under which the debt securities are issued.

If an event of default (other than a bankruptcy, insolvency or reorganization event of default) with respect to the outstanding unsecured debt securities of any series occurs and is continuing, either the debenture trustee or the holders of at least 35% in aggregate principal amount of the outstanding unsecured debt securities of that series by notice as provided in the Debenture Indenture may declare the principal amount of the unsecured debt securities of that series to be due and payable immediately. If a bankruptcy, insolvency or reorganization event of default with respect to the outstanding unsecured debt securities of any series occurs, the principal amount of all the unsecured debt securities of that series will automatically, and without any action by the debenture trustee or any holder, become immediately due and payable. After any such acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of the outstanding unsecured debt securities of that series may, under certain circumstances, rescind and annul the acceleration if all events of default, other than the non-payment of accelerated principal, have been cured or waived as provided in the Debenture Indenture. For information as to waiver of defaults, see “Modification and Waiver.”

Subject to the provisions of the Debenture Indenture relating to the duties of the debenture trustee, if an event of default occurs, the debenture trustee will be under no obligation to exercise any of its rights or powers under the Debenture Indenture at the request or direction of any of the holders, unless the holders shall have offered to the debenture trustee reasonably satisfactory indemnity. Subject to these provisions for the indemnification of the debenture trustee, the holders of a majority in aggregate principal amount of the outstanding unsecured debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the debenture trustee, or exercising any trust or power conferred on the debenture trustee, with respect to the unsecured debt securities of that series.

No holder of an unsecured debt security of any series will have any right to institute any proceeding with respect to the Debenture Indenture, or for the appointment of a receiver or a debenture trustee, or for any other remedy thereunder, unless:

(a)           the holder has previously given to the debenture trustee written notice of a continuing event of default with respect to the unsecured debt securities of that series;

(b)          the holders of at least 35% in aggregate principal amount of the outstanding unsecured debt securities of that series have made written request, and have offered reasonably satisfactory indemnity, to the debenture trustee to institute a proceeding as trustee; and

(c)           the debenture trustee has failed to institute a proceeding, and has not received from the holders of a majority in aggregate principal amount of the outstanding unsecured debt securities of that series a direction inconsistent with such request, within 60 days after receipt by the debenture trustee of the initial notice, written request and offer of indemnity. However, these limitations do not apply to a suit instituted by a holder of a debt security for the enforcement of payment of the principal of or any premium or interest on the debt security on or after the applicable due date specified in the debt security.

We will be required to furnish to the debenture trustee annually a statement by certain of our officers as to whether or not we, to our knowledge, are in default in the performance or observance of any of the terms, provisions and conditions of the Debenture Indenture and, if so, specifying all known defaults.

Modification and Waiver

Modifications and amendments of the Debenture Indenture may be made by us and the debenture trustee with the consent of the holders of not less than a majority in aggregate principal amount of the outstanding unsecured debt securities of each series affected by the modification or amendment; provided, however, no modification or amendment may, without the consent of the holder of each outstanding debt security affected:

•       change the stated maturity of the principal of, or any installment of principal of or interest on, any debt security;

•       reduce the principal amount of, or any premium or interest on, any debt security;

•       reduce the amount of principal of an original issue discount security or any other debt security payable upon acceleration of the maturity thereof;

•       change the place or currency of payment of principal of, or any premium or interest on, any debt security;

•       affect the applicability of the subordination provisions to any debt security;

•       impair the right to institute suit for the enforcement of any payment on or with respect to any debt security;

•       reduce the percentage in aggregate principal amount of outstanding unsecured debt securities of any series, the consent of whose holders is required for modification or amendment of the Debenture Indenture;

•       reduce the percentage in aggregate principal amount of outstanding unsecured debt securities of any series necessary for waiver of compliance with certain provisions of the Debenture Indenture or for waiver of certain defaults; or

•       modify the provisions relating to modification and waiver.

The holders of not less than a majority in aggregate principal amount of the outstanding unsecured debt securities of any series may waive, with respect to that series, our compliance with certain restrictive provisions of the Debenture Indenture. The holders of a majority in aggregate principal amount of the outstanding unsecured debt securities of any series may waive, with respect to that series, any past default under the Debenture Indenture, except a default in the payment of principal, premium, or interest and certain covenants and provisions of the Debenture Indenture which cannot be modified or amended without the consent of the holder of each outstanding debt security of the series affected.

Generally, we will be entitled to set any day as a record date for the purpose of determining the holders of outstanding unsecured debt securities of any series entitled to give or take any direction, notice, consent, waiver, or other action under the Debenture Indenture, in the manner and subject to the limitations provided in the Debenture Indenture. In certain limited circumstances, the debenture trustee will be entitled to set a record date for action by holders. If a record date is set for any action to be taken by holders of a particular series, the action may be taken only by persons who are holders of outstanding unsecured debt securities of that series on the record date. To be effective, the action must be taken by holders of the requisite aggregate principal amount of unsecured debt securities within 180 days following the record date, or such other shorter period as we (or the debenture trustee, if it sets the record date) may specify.

Defeasance and Covenant Defeasance

Under the Debenture Indenture, we may elect to have the provisions of the Debenture Indenture relating to defeasance and discharge of indebtedness, or the provisions relating to defeasance of certain restrictive covenants, applied with respect to the unsecured debt securities of any series.

Defeasance and Discharge.

If we elect to have the provisions of the Debenture Indenture relating to defeasance and discharge of indebtedness applied to any unsecured debt securities, we will be discharged from all our obligations with respect to those unsecured debt securities (except for certain obligations to exchange or register the transfer of unsecured debt securities, to replace stolen, lost or mutilated unsecured debt securities, to maintain paying agencies and to hold moneys for payment in trust) upon the deposit in trust for the benefit of the holders of such unsecured debt securities of money or U.S. Government Obligations, or both, which will provide money sufficient to pay the principal of and any premium and interest on the unsecured debt securities as they become due. This defeasance or discharge may occur only if, among other things, we have delivered to the debenture trustee an opinion of counsel to the effect that we have received from, or there has been published by, the United States Internal Revenue Service a ruling, or there has been a change in tax law, in either case to the effect that holders of the unsecured debt securities will not recognize gain or loss for federal income tax purposes as a result of the deposit, defeasance, and discharge and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if the deposit, defeasance and discharge did not occur.

Defeasance of Certain Covenants.

If we elect to have the provisions of the Debenture Indenture relating to defeasance of certain covenants applied to any unsecured debt securities, we may omit to comply with certain restrictive covenants that may be described in any applicable prospectus supplement, and the occurrence of certain events of default with respect to those restrictive covenants will no longer be applicable to those unsecured debt securities. In order to exercise this option, we will be required to deposit, in trust for the benefit of the holders of the unsecured debt securities, money or U.S. Government Obligations, or both, which will provide money sufficient to pay the principal of and any premium and interest on the unsecured debt securities as they become due. We will also be required, among other things, to deliver to the debenture trustee an opinion of counsel to the effect that holders of such unsecured debt securities will not recognize gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain obligations and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and defeasance did not occur. If we were to exercise this option with respect to any unsecured debt securities and those unsecured debt securities subsequently were declared due and payable because of the occurrence of any event of default, the amount of money and U.S. Government Obligations deposited in trust would be sufficient to pay amounts due on the unsecured debt securities at the time of their respective stated maturities but might not be sufficient to pay the amounts due upon acceleration resulting from the event of default. In that case, we would remain liable for those payments.

Title

PSI and the debenture trustee, and any agent of PSI or the debenture trustee, may treat the person in whose name an unsecured debt security is registered as the absolute owner thereof (whether or not the debt security may be overdue) for the purpose of making payment and for all other purposes.

Governing Law

The Debenture Indenture and the unsecured debt securities will be governed by, and construed in accordance with, the laws of the State of New York.

Concerning the Debenture Trustee

The Bank of New York (successor to Fifth Third Bank) will be the debenture trustee under the Debenture Indenture. The Bank of New York also acts as the trustee for certain debt securities of our affiliates. The Bank of New York makes loans to, and performs other financial services for, us and our affiliates in the normal course of business.

DESCRIPTION OF THE FIRST MORTGAGE BONDS

We may issue from time to time one or more series of first mortgage bonds under a first mortgage indenture dated September 1, 1939, between PSI and LaSalle Bank National Association, as first mortgage trustee, as supplemented to date (the “Mortgage”) and as proposed to be supplemented by one or more supplemental indentures. When we offer to sell a particular series of first mortgage bonds, we will describe the specific terms of these first mortgage bonds in a prospectus supplement.

We have summarized certain terms and provisions of the Mortgage. The summary is not complete. The Mortgage is an exhibit to the registration statement of which this prospectus forms a part. You should read the Mortgage for the provisions that may be important to you. Terms used in this summary have the meanings specified in the Mortgage. The Mortgage is subject to and governed by the Trust Indenture Act of 1939, as amended.

General

The first mortgage bonds to be offered pursuant to this prospectus will be limited to a principal amount of $800,000,000 less any unsecured debt securities and preferred stock issued pursuant to this prospectus. The relevant prospectus supplement will describe the terms of any series of first mortgage bonds being offered, including:

•       the aggregate principal amount of the first mortgage bonds;

•       the date or dates on which the first mortgage bonds mature;

•       the rate or rates per annum at which the first mortgage bonds will bear interest;

•       the dates on which interest will be payable;

•       the redemption terms of the first mortgage bonds;

•       the office or agency where the principal of and any premium and interest on the first mortgage bonds will be payable, and each office or agency where the first mortgage bonds may be presented for registration of transfer or exchange; and

•       any other terms of the first mortgage bonds not inconsistent with the provisions of the Mortgage.

Interest will be paid to registered holders of record on the applicable record date as established in the supplemental indenture relating to the first mortgage bonds. Unless otherwise specified in the prospectus supplement, the first mortgage bonds will be issued only in fully registered form in denominations of $1,000 and integral multiples thereof. The first mortgage bonds may be exchanged without charge for first mortgage bonds of other denominations, unless otherwise specified in the relevant prospectus supplement.

The first mortgage bonds are not entitled to the benefits of an improvement and sinking fund.

Maintenance and Renewal

The first mortgage bonds are not entitled to the benefits of a maintenance and renewal fund. However, with respect to all series of first mortgage bonds issued prior to Series BBB, the following provisions of the Mortgage will apply:

During each calendar year, so long as any bonds are outstanding thereunder, we must expend sums equal to the greater of (a) 15% of our gross operating revenues (which, as defined in the Mortgage, excludes revenues received after January 1, 1976 which are attributable to increases in the unit cost of fuel over the average unit cost of fuel used in 1975) for such calendar year or (b) 2.25% of our depreciable property on January 1 of such year for (i) the maintenance and repair of the mortgaged properties, (ii) the construction or acquisition of bondable property, or (iii) the retirement of bonds issued under the

Mortgage. We must deposit annually with the first mortgage trustee cash to the extent that such aggregate amount is not so expended, less any credits for excess expenditures for such purposes in prior years. Any cash so deposited may be withdrawn by us or applied by the first mortgage trustee as provided in the Mortgage (including the redemption at the optional redemption price of bonds which are then redeemable at our option). Excess expenditures may be used to comply with the requirements of any subsequent year or years, and gross expenditures (as defined and limited in the Mortgage) for bondable property may be certified to comply with the provisions of clause (ii) above. Expenditures so used, and bonds retired through expenditures so used, cannot be used for other purposes under the Mortgage; and expenditures used or bonds retired for other purposes under the Mortgage cannot be used for the purpose of complying with said maintenance and renewal provisions. The Mortgage does not require that any notice be given to bondholders in connection with these maintenance and renewal requirements, unless and until an event of default under the Mortgage occurs by reason of our failure to meet the requirements. The maintenance and renewal provisions of the Mortgage do not require the retirement annually of any specific amount of outstanding first mortgage bonds.

We will maintain the mortgaged properties in good repair and working order.

Security

The first mortgage bonds will rank pari passu, except as to any sinking fund, maintenance and renewal fund or similar fund provided for in any outstanding series of bonds, with all bonds now or subsequently issued and outstanding under the Mortgage. The Mortgage constitutes a first mortgage lien, subject only to permitted liens (as defined in the Mortgage), on all or substantially all of our permanent fixed properties.

Issue of Additional First Mortgage Bonds

Additional new series of first mortgage bonds, without limitation as to aggregate principal amount, may be issued under, and in accordance with the terms of, the Mortgage from time to time on any one or more of the following bases:

            1.  For or on account of the “retirement” of an equal principal amount of first mortgage bonds of any one or more other series previously authenticated under the Mortgage; but we have covenanted that, so long as any first mortgage bonds issued under the Mortgage remain outstanding, first mortgage bonds issued for or on account of such “retirement” will be issued only in respect of first mortgage bonds issued after August 31, 1945.

            2.  In principal amount not greater than 60% of “net expenditures” made by the Company after September 26, 1945 for the construction or acquisition of “bondable property” (which includes construction work in progress to the extent actually constructed or erected) which has become subject to the lien of the Mortgage and is not subject to any lien or mortgage equal or prior in lien or mortgage securing obligations for the payment or redemption of which the necessary funds shall have been deposited irrevocably in trust with instructions to apply such funds to the payment or redemption of such obligations.

            3.  In an aggregate principal amount equal to the amount of cash deposited with the first mortgage trustee under the Mortgage, which “deposited cash” may be applied to the redemption or purchase of first mortgage bonds of any series issued under the Mortgage or may be withdrawn by us to an amount equal to the principal amounts of any first mortgage bonds which could be authenticated for the purposes and under the conditions stated in 1 and 2 above.

No additional first mortgage bonds may be authenticated for or on account of “net expenditures” for “bondable property” or for “deposited cash,” and no additional first mortgage bonds bearing a higher rate of interest than the first mortgage bonds for or on account of the “retirement” of which they are issued may be authenticated more than five years prior to the stated maturity of the first mortgage bonds for or on account of the “retirement” of which they are issued, unless “net earnings” requirements (i.e., net earnings for the twelve months ended prior to such issuance must be two times the interest on all first mortgage bonds outstanding after giving effect to such issuance) are satisfied. For purposes of the Mortgage, the “net earnings” of PSI for any period means an amount, computed in accordance with accepted principles of accounting, determined by deducting from the total gross earnings and income for PSI derived from all sources for such period all operating expenses of PSI for such period, the remainder being adjusted, if necessary, so that no more than ten per centum (10%) thereof consists of the aggregate of (a) net non-operating income, (b) net operating revenues derived from the operation by PSI of any properties other than electric, gas or water properties, and (c) net earnings from any properties not owned by PSI.

The supplemental indentures relating to the first mortgage bonds will provide that, at any time when no first mortgage bonds of any series prior to Series BBB are outstanding, the 60% “bonding ratio” referred to in subsection 2 of the first paragraph above will increase to 66 2/3%.

Acquisition of Property Subject to Prior Lien

The Mortgage provides that we will not, so long as any first mortgage bonds are outstanding under the Mortgage, acquire any properties which at the time of the acquisition are subject to a lien or liens equal or prior to the lien of the Mortgage (other than “permitted liens”) if at the date of acquisition the principal amount of outstanding obligations secured by such liens exceeds 60% of the “value” of “bondable property” so acquired, or if the “net earnings” of such property for twelve consecutive months ending within 90 days next preceding the date of acquisition has been less than two times the interest charges for one year on all outstanding obligations secured by such lien at the time of acquisition, except obligations for the payment or redemption of which the necessary funds have been deposited irrevocably in trust with instructions to apply such funds to the payment or redemption of such obligations. The Mortgage further provides that upon the acquisition of any property subject to a lien or liens equal or prior to the lien of the First Mortgage, we will cause all such mortgages then existing on such property to be closed and, after such acquisition, will permit no additional indebtedness to be secured by those mortgages.

The supplemental indentures relating to the first mortgage bonds will provide that, at any time when no first mortgage bonds of any series prior to Series BBB are outstanding, the 60% figure in principal amount of outstanding obligations secured referred to in the previous paragraph above will increase to 66 2/3%.

Modification of Mortgage

In general, modifications or alterations of the Mortgage, and of the rights or obligations of PSI and of the bondholders, as well as waivers of compliance with the Mortgage, may with the approval of our Board of Directors be made at bondholders’ meetings with the affirmative vote of 75% of the aggregate principal amount of the first mortgage bonds entitled to vote at the meeting with respect to matters involved; provided, however, that no modifications or alterations may be made which will permit (1) the extension of the time or times of payment of the principal of, or the interest or the premium (if any) on, any first mortgage bond, or the reduction in the principal amount thereof or in the rate of interest or the amount of any premium thereon, or any other modification in terms of payment of such principal, interest or premium, which terms shall always be unconditional, or (2) the creation of any lien ranking prior to or on a parity with the lien of the Mortgage with respect to any of the mortgaged properties, or (3) the depriving of any bondholder of a lien upon the mortgaged properties, or (4) the reduction of the percentage of first mortgage bonds required for the taking of action with respect to any such modification or alteration.

The supplemental indentures relating to the first mortgage bonds will provide that, at any time when no first mortgage bonds of any series prior to Series BBB are outstanding, the 75% vote requirement referred to in the previous paragraph will decrease to 66 2/3%.

Dividend Restrictions

The Mortgage provides that, so long as any first mortgage bonds are outstanding under the Mortgage, PSI may not declare or pay any dividends or make any distributions on shares of any class of its capital stock (other than on preferred stock or dividends payable in shares of its common stock or dividends which are applied to the purchase of shares of its common stock by the shareholder receiving such dividends) or purchase, retire or otherwise acquire for a consideration any shares of its common stock, except out of our earned surplus or net profits determined in accordance with generally accepted principles of accounting and lawfully available for that purpose. For the purpose of this covenant only, in computing the amount of such earned surplus or net profits, there shall have been, subsequent to September 1, 1939, and up to the date as of which the computation is made, charged to operating expenses for maintenance or as a reserve for depreciation or retirements, the aggregate amounts required to be expended or deposited with the first mortgage trustee under the provisions described under the caption “Maintenance and Renewal” for such period. The Mortgage does not require that any notice be given to bondholders in connection with the foregoing restrictions on dividends, unless and until an event of default under the Mortgage occurs by reason of the company’s violation of that dividend restriction.

Concerning the First Mortgage Trustee

The Mortgage provides that the holders of a majority in principal amount of the outstanding first mortgage bonds have the right to require the first mortgage trustee to take action on behalf of the bondholders, but under certain circumstances the first mortgage trustee may decline to follow such directions or to exercise certain of its powers. Prior to taking such action, the first mortgage trustee is entitled to indemnity satisfactory to it against costs, expenses and liabilities that may be incurred in the course of such action. Such right to indemnification does not impair the absolute right of any bondholder to enforce payment of the principal of and interest on such bondholder’s first mortgage bonds when due.

Certain affiliates of the first mortgage trustee make loans to, and provide various financial services for, us and our affiliates in the normal course of business.

Defaults, Notices and Certificates

The Mortgage provides generally that failure for 30 days to pay interest on any first mortgage bond, failure to pay the principal of any first mortgage bond, whether at maturity or upon redemption or declaration, failure to pay principal or interest on any prior lien obligations, failure for 60 days after notice to perform or observe other covenants of the Mortgage, default under any mortgage or other instrument securing any prior lien obligations and the occurrence of insolvency, bankruptcy or similar proceedings constitute events of default. The first mortgage trustee is required to give notice to the bondholders of the occurrence of any event which constitutes, or which, with the giving of notice or the lapse of time or both, would constitute, an event of default, except that the first mortgage trustee may withhold such notice if the first mortgage trustee determines that to do so is in the interests of the bondholders unless such event relates to the payment of principal of or interest on or any sinking fund obligation for the benefit of any of the first mortgage bonds. Upon the occurrence of an event of default, the first mortgage trustee may, and upon written request of the holders of a majority in principal amount of all first mortgage bonds then outstanding under the Mortgage due and payable must, enforce the lien of the Mortgage by foreclosure or exercise such other remedies as are provided in the Mortgage.

Compliance with certain provisions of the Mortgage is required to be evidenced by various written statements or certificates filed with the first mortgage trustee, and various certificates and other papers are required to be filed with the first mortgage trustee annually and upon the happening of various events. However, no periodic evidence is required to be furnished as to the absence of events of default or compliance with the terms of the Mortgage.

Book Entry; Delivery and Form

Unless otherwise specified in any applicable prospectus supplement, the first mortgage bonds will be issued in fully registered form, without coupons. Except as described below or otherwise specified in the applicable prospectus supplement, the first mortgage bonds will be deposited with, or on behalf of, the Depository Trust Company, New York, New York, or DTC, and registered in the name of DTC’s nominee, in the form of a global bond.

We expect that pursuant to procedures established by DTC:

•       upon deposit of the bond, DTC or its custodian will credit on its internal system interests in the global bond to the accounts of persons who have accounts with DTC, the participants; and

•       ownership of interests in the global bond will be shown on, and the transfer of those interests will be effected only through, records maintained by DTC or its nominee (with respect to interests of the participants) and the records of the participants (with respect to interests of persons other than participants). Ownership of beneficial interests in the global bond will be limited to participants or persons who hold interests through participants.

So long as DTC or its nominee is the registered owner of the first mortgage bonds, DTC or the nominee will be considered the sole owner of the first mortgage bonds represented by the global bond for all purposes under the Mortgage unless we indicate differently in a prospectus supplement. Except as specified below, no beneficial owner of an interest in the global bond will be able to transfer that interest except in accordance with DTC’s procedures, in addition to those provided for under the Mortgage with respect to the first mortgage bonds.

Unless otherwise specified in any applicable prospectus supplement, payments of the principal of and interest on the global bond will be made to DTC or its nominee, as the case may be, as the registered owner thereof. None of PSI, the mortgage trustee or any paying agent under the Mortgage will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global bond or for maintaining, supervising or reviewing any records relating to those beneficial ownership interests.

Unless otherwise specified in any applicable prospectus supplement, we expect that DTC or its nominee, upon receipt of any payment of the principal of or interest on the global bond, will immediately credit the participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global bond as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global bond held through such participants will be governed by standing customer instructions and customary practice as is now the case with securities held in nominee accounts. These payments will be the responsibility of the participants.

Transfers between participants in DTC will be effected in accordance with DTC’s rules and will be settled in immediately available funds. If a holder requires physical delivery of a certificated first mortgage bond for any reason, including to sell first mortgage bonds to persons in states which require physical delivery of the first mortgage bonds or to pledge such securities, the holder must transfer its interest in the global bond in accordance with the normal procedures of DTC and with the procedures set forth in the Mortgage.

Unless otherwise specified in the applicable prospectus supplement, we expect that DTC will advise us that:

•       it will take any action permitted to be taken by a holder of first mortgage bonds (including the presentation of the first mortgage bonds for exchange as described below) only at the direction of one or more participants to whose account at DTC interests in the global bond are credited and only in respect of that portion of the aggregate principal amount of first mortgage bonds as to which the participant or participants has or have given direction. However, as described below, if there is an event of default under the Mortgage, DTC will exchange the global bonds for certificated first mortgage bonds, which it will distribute to its participants;

•       it is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act; and

•       it was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

Although DTC is expected to agree to the foregoing procedures in order to facilitate transfers of interest in the global bond among the participants, it is under no obligation to perform those procedures, and the procedures may be discontinued at any time. Neither PSI nor the mortgage trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Interests in Global Bonds for Certificated Bonds

Unless otherwise specified in any applicable prospectus supplement, the entire global bond may be exchanged for definitive first mortgage bonds in registered, certificated form if:

•       DTC notifies us that it is unwilling or unable to continue as depositary for the global bond and we fail to appoint a successor depositary within 90 days;

•       DTC has ceased to be a clearing agency registered under the Exchange Act;

•       we notify the mortgage trustee in writing that we elect to cause the issuance of certificated bonds; or

•       there shall have occurred and be continuing a default or an event of default with respect to the first mortgage bonds.

Unless otherwise specified in the applicable prospectus supplement, beneficial interests in the global bond may be exchanged for certificated bonds only upon at least 20 days’ prior written notice given to the mortgage trustee by or on behalf of DTC in accordance with customary DTC procedures. Certificated bonds delivered in exchange for any beneficial interest in the global bond will be registered in the names, and issued in any approved denominations, requested by DTC on behalf of its direct or indirect participants.

Neither PSI nor the mortgage trustee will be liable for any delay by the holder of the global bond or DTC in identifying the beneficial owners of the first mortgage bonds, and PSI and the mortgage trustee may conclusively rely on, and will be protected in relying on, instructions from the holder of the global bond or DTC for all purposes.

DESCRIPTION OF THE PREFERRED STOCK

We may issue from time to time one or more series of cumulative preferred stock. When we issue shares of cumulative preferred stock, we will provide specific information about the cumulative preferred stock being offered in a prospectus supplement.

We have summarized certain terms and provisions of our amended articles of consolidation (the “Articles”). The summary is not complete. The Articles are an exhibit to the registration statement of which this prospectus forms a part.

The Articles limit the number of shares of preferred stock which we may issue to (i) 5,000,000 shares of cumulative preferred stock with a par value of $100 per share, of which 347,445 shares are outstanding as of December 31, 2003; and (ii) 5,000,000 shares of cumulative preferred stock with a par value of $25 per share, of which 303,544 shares are outstanding as of December 31, 2003.

General

The cumulative preferred stock of the company may be issued in series, each with such designation and with such relative rights and preferences as are stated in the Articles, and, to the extent permitted by the Articles, as are fixed by the Board of Directors. All shares of the cumulative preferred stock are of equal rank and are identical, except in respect of the par value thereof, which may be either $100 per share or $25 per share, and in respect of the designation, dividend rate or method of calculation, dividend payment dates, redemption price or prices, sinking fund (if any), conversion rights (if any), liquidation rights, voting rights, which are one vote for each share of cumulative preferred stock having a par value of $100 per share and one-fourth of one full vote for each share of cumulative preferred stock having a par value of $25 per share, and such other rights and preferences as are not otherwise provided in the Articles. Each share of each series shall be identical with the other shares of such series, except as to the dates from which dividends thereon shall be cumulative. The relevant prospectus supplement will describe the following terms of the series of preferred stock:

•       the designation and number of shares of the series;

•       the offering price and par value for the series;

•       the dividend rate of or method of calculation for the series;

•       the dividend payment dates of the series;

•       the price or prices at which shares of the series may be redeemed;

•       the amount of the sinking fund, if any, to be applied to the purchase or redemption of shares of such series and the manner of its application; and

•       other terms, if any, applicable to the series.

Dividend Rights

The record holders of the preferred stock, along with the issued and outstanding cumulative preferred stock, in preference to the holders of any stock ranking junior thereto, are entitled to receive cash dividends at the rate (or method of calculation thereof) determined by the Board of Directors out of any funds of the company legally available therefor. Dividends shall be payable quarterly on March 1, June 1, September 1 and December 1 in each year or otherwise as the Board of Directors may determine and will be cumulative from the date fixed by the Board of Directors or the payment date, as provided in the Articles. No dividend may be paid on any class of stock of the company ranking junior to the preferred stock unless all dividends on the issued and outstanding cumulative preferred stock either have been paid or have been declared and a sum sufficient to pay such dividends has been set aside.

Voting Rights

Except as otherwise provided by law and except for the special voting rights described below, the record holders of the cumulative preferred stock par value $100 per share are entitled to one vote for each share held and the record holders of the cumulative preferred stock par value $25 per share are entitled to one-fourth of one full vote on all matters submitted to a vote of shareholders. In all matters required to be submitted to the holders of the cumulative preferred stock as a separate class, the holders of the preferred stock offered hereby will vote as a single class with the holders of all other series of cumulative preferred stock. The cumulative preferred stock has no cumulative voting rights.

If at any time dividends payable on the cumulative preferred stock are in default in an amount at least equal to four quarterly dividends on all shares of all series of cumulative preferred stock, then at each succeeding meeting of shareholders for the election of directors of the company until all dividends in default on the cumulative preferred stock have been paid or declared and set apart for payment the holders of the cumulative preferred stock, voting as a separate class, shall be entitled to elect the smallest number of directors required to constitute a majority of the whole Board; the holders of the preference stock, voting as a separate class, shall be entitled to elect two directors; and the holders of the common stock, voting as a separate class, shall be entitled to elect the remaining directors. Such special voting rights terminate if and when all dividends in default on the cumulative preferred stock are paid or declared and set apart for payment.

Without the affirmative vote of at least two-thirds of the total number of votes entitled to be cast by the holders of all shares of cumulative preferred stock, except in cases where the affected shares are to be presently redeemed, the company may not create, authorize or issue shares of stock of any class, or any security of any kind convertible into any class of stock, ranking prior to the cumulative preferred stock as to dividends or upon liquidation. Neither may the company, without such two-thirds vote, issue any additional shares of cumulative preferred stock or shares of stock on a parity therewith or securities convertible into shares of cumulative preferred stock or stock on a parity therewith, unless such issuance is for the purpose of effecting the retirement of at least an equal number of shares of cumulative preferred stock or stock on a parity therewith or securities convertible into cumulative preferred stock or stock on a parity therewith or unless (a) the Net Earnings of the Company Available for the Payment of Interest Charges (as defined in the Articles) for any consecutive 12 months within the immediately preceding 15 months shall have been at least equal to one and one-half times the sum of (i) the dividend requirements for a 12-month period on all shares of cumulative preferred stock and stock ranking prior to or on a parity with the cumulative preferred stock to be outstanding after issuance of the shares or convertible securities proposed to be issued, plus (ii) the interest requirements for a 12-month period on all indebtedness of the company to be outstanding after issuance of the shares or securities proposed to be issued, and (b) the Common Stock Equity (as defined in the Articles) shall be not less than the aggregate amount payable on involuntary dissolution, liquidation or winding up of the company upon all shares of cumulative preferred stock and stock ranking prior thereto or on a parity therewith to be outstanding after issuance of the shares or convertible securities proposed to be issued. Neither may the company, without such two-thirds vote, amend the Articles so as to affect adversely any of the rights or preferences given to the holders of the cumulative preferred stock, except that any such amendment which would adversely affect the holders of less than all series of cumulative preferred stock need receive only the affirmative vote of two-thirds of the total number of votes entitled to be cast by the holders of the shares of the series so affected.

Without the affirmative vote of at least a majority of the total number of votes entitled to be cast by the holders of all shares of cumulative preferred stock, except in cases where the affected shares are to be presently redeemed, the company may not merge or consolidate the company with or into any other corporation, merge any other corporation into the company or sell all or substantially all of the assets of the company, except for transactions which are subject to certain regulatory approvals.

Liquidation Rights

In the event of any dissolution, liquidation or winding up of the affairs of the company, before any distribution or payment is made to the holders of any class of stock ranking junior to the cumulative preferred stock, the holders of the cumulative preferred stock are entitled to be paid in full the par value of their respective shares, plus all accrued and unpaid dividends thereon to the date of distribution or payment. If the assets available are not sufficient to pay in full the amounts so payable, the holders of all series of cumulative preferred stock will share ratably in any distribution of assets in proportion to the full amounts to which they would otherwise be respectively entitled. A consolidation, merger or reorganization of the company with any other corporation or corporations, or a reorganization of the company alone, or a sale of all or substantially all of the assets of the company, is not considered a dissolution, liquidation or winding up of the affairs of the company for such purposes.

Redemption Provisions

Each series of cumulative preferred stock is redeemable, as a whole or in part, at the option of the Company upon the giving of notice as provided in the Articles at the respective redemption prices set by the Board of Directors in the resolution establishing the series plus any accumulated but unpaid dividends thereon. Descriptions of the redemption price or prices of the series of the preferred stock offered hereby and the sinking fund provisions, if any, applicable to such series of preferred stock will be contained in the prospectus supplement.

Other Provisions

Holders of the preferred stock will not have preemptive rights. The preferred stock will be fully paid and nonassessable upon issuance.

Transfer Agent and Registrar

The transfer agent and registrar for our preferred stock is National City Bank.

PLAN OF DISTRIBUTION

We may sell the securities directly to purchasers or indirectly through underwriters, dealers or agents. The names of any underwriters, dealers or agents will be set forth in the relevant prospectus supplement. We will also set forth in the relevant prospectus supplement:

•       the terms of the offering of the securities;

•       the proceeds we will receive from the sale;

•       any underwriting discounts and other items constituting underwriters’ compensation;

•       any initial public offering price;

•       any discounts or concessions allowed or reallowed or paid to dealers; and

•       any securities exchanges on which we may list the securities.

We may distribute the securities from time to time in one or more transactions at:

•       a fixed price;

•       prices that may be changed;

•       market prices at the time of sale;

•       prices related to prevailing market prices; and

•       negotiated prices.

We will describe the method of distribution in the relevant prospectus supplement.

If we use underwriters with respect to an issuance of securities, we will set forth in the relevant prospectus supplement:

•       the name of the managing underwriter, if any;

•       the name of any other underwriters; and

•       any underwriting discounts and other items constituting compensation of the underwriters and dealers, if any.

The underwriters will acquire any securities for their own accounts and they may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price and at varying prices determined at the time of sale.

Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time. We anticipate that any underwriting agreement pertaining to any securities will:

•       entitle the underwriters to indemnification by us against certain civil liabilities under the Securities Act, or to contribution with respect to payments that the underwriters may be required to make related to any such civil liability;

•       subject the obligations of the underwriters to certain conditions precedent; and

•       obligate the underwriters to purchase all securities offered in a particular offering if any securities are purchased.

In connection with an offering of securities, underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the securities. Specifically, underwriters may:

•       overallot in connection with the offering, creating a syndicate short position;

•       bid for, and purchase, securities in the open market to cover syndicate short positions;

•       bid for, and purchase, securities in the open market to stabilize the price of the securities; and

•       reclaim selling concessions allowed for distributing the securities in the offering if the syndicate repurchases previously distributed securities in syndicate covering transactions, in stabilization transactions or otherwise.

Any of these activities may stabilize or maintain the market price of the securities above independent market levels. Underwriters are not required to engage in these activities, and may end any of these activities at any time.

If we use a dealer in an offering of securities, we will sell the securities to the dealer, as principal. The dealer may then resell the securities to the public at varying prices to be determined by the dealer at the time of resale. We will set forth the name of the dealer and the terms of the transaction in the prospectus supplement.

If we use an agent in an offering of securities, we will name the agent and describe the terms of the agency in the relevant prospectus supplement. Unless we indicate otherwise in the prospectus supplement, we will require an agent to act on a best efforts basis for the period of its appointment.

Dealers and agents named in a prospectus supplement may be considered underwriters of the securities described in the prospectus supplement under the Securities Act. We may indemnify them against certain civil liabilities under the Securities Act. In the ordinary course of business, we may engage in transactions with underwriters, dealers and agents and they may perform services for us.

We may solicit offers to purchase securities and make sales directly to institutional investors or others who may be considered underwriters under the Securities Act with respect to those sales. We will describe the terms of any such offer in the relevant prospectus supplement.

If we authorize underwriters or other agents to solicit offers to purchase securities from institutional investors pursuant to contracts providing for payment and delivery at a future date, we will indicate that we are doing so in the relevant prospectus supplement. We must approve all purchasers under these contracts; the institutional investors may include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others. We will not subject the obligations of these purchasers to any conditions except that:

•       we will not allow such purchases if they violate the laws of any jurisdiction to which a proposed purchaser is subject; and

•       if we are also selling the securities to underwriters, we will not sell to the underwriters subject to delayed delivery.

Underwriters and other agents will not be responsible for the validity or performance of such contracts providing for payment and delivery at a future date.

We will set forth in the relevant prospectus supplement the anticipated delivery date of securities and the prospectus delivery obligations of dealers.

LEGAL MATTERS

Certain legal matters in connection with the securities offered by this prospectus will be passed upon for us by J. William DuMond, Esq., Senior Counsel of Cinergy Services, Inc., one of our affiliates, and by Skadden, Arps, Slate, Meagher & Flom LLP, Washington, D.C. Certain legal matters with respect to this offering will be passed upon for the underwriters, if any, by Davis Polk & Wardwell, New York, New York. Davis Polk & Wardwell has acted as counsel in certain matters for us and some of our affiliates.

EXPERTS

The financial statements and the related financial statement schedule incorporated in this prospectus by reference from PSI Energy, Inc.’s Current Report on Form 8-K dated June 10, 2003, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

$325,000,000

PSI ENERGY, INC.

doing business as

Duke Energy Indiana, Inc.

6.05% Debentures due 2016

PROSPECTUS SUPPLEMENT
June 6, 2006

BARCLAYS  CAPITAL

LASALLE  CAPITAL  MARKETS

CALYON  SECURITIES  (USA)

DRESDNER  KLEINWORT  WASSERSTEIN

M.R.  BEAL  &  COMPANY

SUNTRUST  ROBINSON  HUMPHREY